Exhibit 3.1

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

OF

VECTOR GROUP LTD.

First: The name of the corporation is Vector Group Ltd.

Second: The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle 19801. The name of its registered agent at such address is The Corporation Trust Company.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

Fourth: The total number of shares of stock which the corporation is authorized to issue is 1,000 shares of common stock, having a par value of $0.001 per share.

Fifth: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

Sixth: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors is expressly authorized to adopt, amend or repeal the bylaws of the corporation.

Seventh: To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. Any amendment, repeal or elimination of this Article SEVENTH, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article SEVENTH, shall not adversely affect its application with respect to an act or omission by a director or officer occurring before such adoption, amendment, repeal or elimination. Solely for purposes of this Article, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL, as amended from time to time.

Eighth: Notwithstanding the foregoing Article SEVENTH, with respect to each person who was a director of the Corporation as of immediately prior to the effective time of the merger contemplated by the Agreement and Plan of Merger, entered into by and among JTI (US) Holding, Inc., the Corporation and Vector, each such director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the date hereof to further limit the personal liability of directors to the Corporation or its stockholders, the liability of directors will be limited or eliminated to the maximum extent permitted by law as so amended.

Ninth: The corporation reserves the right to amend, repeal and/or eliminate any provision contained in this Certificate of Incorporation in the manner from time to time prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.